AMERICAN HOUSING REIT INC.
4800 Montgomery Lane, Suite 450
Bethesda, MD 20814

January 15, 2015

BY FILING ON EDGAR

Kristi Marrone
Securities and Exchange Commission
Division of Corporate Finance
Washington D.C. 20549

Dear Ms. Marrone,

This letter is submitted in response to your January 2, 2015 letter.  Your comments are below and our response is in italics.

Form 10-K/A for the Fiscal Year Ended September 30, 2013

Exhibit 31.1

1.	In future filings, please revise your certification to conform to the exact wording prescribed by Item 601(b)(31) of Regulation S-K.

American Housing REIT Inc. (the “Company” or “AHR”) identified a missing clause in its Exhibit 31 certification and as noted in your comment amended its Form 10-K/A for the fiscal year ended September 30, 2013 to include the exact wording required by Item 601(b)(31) of Regulation S-K.  The Company filed its Form 10-K for the fiscal year ended September 30, 2014 on January 13, 2015 with the exact wording in the certification required by Item 601(b)(31) of Regulation S-K.

Form 10-Q for the quarter ended March 31, 2014

Note 6 – Single Family Residence Acquisitions, Page 8

2.
We have reviewed your response to comment 3 and it does not appear you have considered the impact of your acquisition costs, which should be expensed in a business combination.  Please quantify the impact of these new costs, and provide us with a revised materiality analysis if you determine the impact is not material.

Given the nature of our business we consider our acquisition costs to consist primarily of title fees, title insurance, and deed recording charges.  Historically, these charges approximate 1% of the total cost of the land and building acquired.  The vast majority of acquisition related costs, including commissions, are the responsibility of the seller.

The income statement impact related to AHR capitalizing versus expensing these acquisition costs is presented below by fiscal year 2014 quarter.  The analysis also includes the impact of our previously communicated amortization of an identified intangible asset that was not recorded in our previously filed Forms 10-Q for the first quarter ended December 31, 2013 and the second quarter ended March 31, 2014.

	Q1 12/31/13	Q2 3/31/14	Q3 6/30/14	Q4 9/30/14	Total FY 2014
				(not reported)	(unissued)

Reported Net Income (Loss)	$6,300	$92,700	$(59,600)	n/a	$(125,600)

Intangible Amortization	$24,400	$51,800	(a)	(a)	(a)
Acquisition Costs (1% of bldg. and land)	$39,600	$21,500	$56,500	$34,300	$151,900
Total expenses not recorded by quarter (b)	$64,000	$73,300	$56,500	$34,300	$151,900

(a)	AHR’s three and nine months ended June 30, 2014 income statement results within its June 30, 2014 Form 10-Q included amortization expense of approximately $42,600 related to the in-place lease intangible asset for the three months ended June 30, 2014 and a cumulative charge of approximately $118,800 for the nine months ended June 30, 2014. Accordingly, our three and nine month ended June 30, 2014 income statement amounts and the net intangible asset presented on the balance sheet at June 30, 2014 were accurately reflected. AHR also recorded amortization on the intangible asset during the three months ended September 30, 2014 and therefore the fiscal year ended September 30, 2014 income statement amount and net intangible asset that will be presented on the balance sheet at September 30, 2014 when we file the fiscal year ended Form 10-K will also be accurately reflected.

(b)	This row does not add across due to the recording of amortization expense in Q3 2014 for the quarter and year to date periods as discussed in (a) above.

Included within our September 30, 2014 Form 10-K balance sheet that we will file with the SEC the week of January 12, 2015, we will remove the $151,900 of capitalized costs from the building and improvements line item and charge the costs to expense.  We will also remove the impact (although immaterial) of the depreciation expense charged during the fiscal year ended September 30, 2014 income statement related to the previously capitalized amount.

We have determined that the dollar amount of the previously unrecorded expenses as presented in the table above for the quarters ended December 31, 2013, March 31, 2014, and June 30, 2014, are immaterial and do not require restatement of these previously filed quarterly reports due to the relative insignificant dollar size of the charges and the fact the impact of each is corrected within the current fiscal year.

3.
As previously requested, please provide us with an analysis of how you determined that you were not required to present financial information for any of these, or subsequent acquisitions, under Rule 3-14 of Regulation S-X.

As of March 31, 2014 and the subsequent months through September 30, 2014, the Company acquired 133 single family residences (SFRs).  All of the SFRs acquired by the Company were tenant-occupied, and all were occupied subject to a current lease.  In most cases, the leases were created just prior to acquisition and all had an initial 12 month term.  Tenant occupation was a condition to closing on these 133 homes.

Under Rule 3-14 of Regulation S-X, a reporting company such as AHR would present audited income statements when the Company acquires real estate operations that are significant. There is an exception to Rule 3-14 of Regulation S-X that allows that financial statements are not required of previously owner-occupied properties with leasing history that is less than three months.  See SEC Filing Manual (the “Manual”) section 2330.10.  In the alternative, Section 2330.8 of the Manual provides that the Company be permitted to present unaudited financial statements for properties that were acquired with leasing histories greater than three months, but less than nine months. Finally, pursuant to the comments to section 2330.1 of the Manual, the Company may seek relief from the audit requirement for financial statement of properties with a rental history of less than one year.

In our October 28, 2014 correspondence, the Company indicated that its first acquisitions of 25 homes included 20 homes with rental histories of less than two months.  Of the remaining five, three had leasing histories of exactly three months.  We had determined that two of the 25 properties were acquired with lease histories greater than three months.  The remaining two properties had leasing histories of 5 months and 9 months respectively.  In that October 28, 2014 letter we indicated that we believed Section 2330.10 would provide an exemption to the 3-14 Audited Financial Statements for 20 of the 25 SFRs.  Ultimately, pursuant to 2330.1 of the Manual we requested relief from the 3-14 Audited Financial Statement because none of the 25 properties had rental histories more than one year.

Reviewing our subsequent additional acquisitions of 108 SFRs from December 31, 2014 through today, we have determined that these SFRs also qualify for relief under the 3-14 Audited Financial Statements requirement.  Of the 108 SFRs, 103 have rental histories of less than one year and the remaining five properties have leasing histories of more than 12 months (These 5 SFRs have leasing histories of 24 months, 23 months, 15 months, 14 months, and 12.5 months).  We respectfully request the same relief for these 108 SFRs that we requested on October 28, 2014 for the initial 25 SFRs.  Pursuant to 2330.1 of the Manual, we request relief from the 3-14 Audited Financial Statements because 128 of our 133 SFR were acquired with rental histories of less than one year.  In the alternative, we request that we be permitted to provide unaudited financial statements for the SFRs that have rental histories greater than 3 months but less than nine months (Manual Section 2330.8) and to exclude any financial reporting on SFRs that have rental histories less than 3 months at acquisition.  For the five SFRs that have rental histories of more than 12 months, we ask for relief as well and note that we filed audited financial statements for all 133 SFRs, which represent our only material assets, as part of our Report on Form 10-K for the period September 30, 2014 filed with the Securities and Exchange Commission on January 13, 2014.

The Company understands that it is responsible for the adequacy and the accuracy of the disclosure in the filing; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company many not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Conn Flanigan

Conn Flanigan
Chief Executive Officer